Exhibit 99.1

FOR IMMEDIATE RELEASE

February 6, 2017

FIRST BUSEY AND FIRST COMMUNITY TO MERGE

First Busey Expands Into Attractive Southwest Suburbs of Chicago

Champaign, IL and Joliet, IL—First Busey Corporation (“Busey”) (NASDAQ: BUSE), the holding company for Busey Bank, and First Community Financial Partners, Inc. (“First Community”) (NASDAQ: FCFP), the holding company for First Community Financial Bank, today jointly announced the signing of a definitive agreement pursuant to which Busey will acquire First Community through a merger transaction.  The acquisition provides Busey entrance into the demographically and economically attractive southwest suburban markets of the greater Chicagoland area.

Under the terms of the merger agreement, First Community shareholders will receive 0.396 shares of BUSE common stock and $1.35 in cash for each share of FCFP common stock. Based upon Busey’s 5-day volume weighted average closing price of $29.31 as of February 3, 2017, the implied per share purchase price is $12.95 with an aggregate transaction value of approximately $235.8 million. The transaction is anticipated to close mid-2017, subject to customary closing conditions and required approvals. Upon completion of the holding company merger, we anticipate merging First Community Financial Bank with and into Busey Bank in late 2017.

First Busey President and Chief Executive Officer Van A. Dukeman said, “This business combination is consistent with our strategy of expanding into markets with both population and commercial density in the Midwest through disciplined partnerships with companies who have similar operating and cultural philosophies. Joining two of the best community banks in Illinois together offers significant growth possibilities for the combined customer, associate, community and shareholder base.”

Founded in 2004, and with more than $1.26 billion in assets, First Community operates as a state chartered commercial bank with nine branches in Will, DuPage and Grundy counties, which encompass portions of the southwestern suburbs of Chicago.  These markets are home to more than 1.67 million people; 593,000 households; and nearly 70,000 businesses. Roy C. Thygesen, First Community’s President and Chief Executive Officer, will continue to lead First Community through the merger.  Once the acquisition is completed, Thygesen will be named Busey Bank’s Executive Vice-President and Market President, Northern Illinois.

“First Community has solid, experienced leadership, supported by outstanding community-minded commercial and retail banking teams. We look forward to working together to expand into the greater Chicagoland market, and remain committed to providing premier service experiences in the communities where we work and live,” concluded Dukeman.

Roy C. Thygesen, Chief Executive Officer of First Community said, “Busey is the right strategic partner—one whose employee-focused culture and vision of service excellence aligns perfectly with the principles First Community was founded upon.”

“We are excited that First Community customers will be able to take advantage of an expanded array of sophisticated commercial, consumer and wealth management services and capabilities.  As importantly, our combined size gives us the lending capacity to support growth in our clients’ credit needs for years to come, delivered in the community banking approach they have come to expect, by the same bankers they know,” Thygesen concluded.

Both companies value an engaged and empowered workforce, and are committed to building a premier, service-oriented, community brand experience.  Busey was recently named one of the Best Places to Work in Illinois, as well as named one of American Banker’s 2016 Best Banks to Work For.  Further, both Busey and First Community were named among the top performing small-cap banks and thrifts—Sm-All Stars—by Sandler O’Neill + Partners, L.P. this past year.  They were two of 26 selected in the nation, and the only two Illinois banks to be named.

Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to First Busey Corporation and Stephens Inc. served as financial advisor and provided a fairness opinion to First Busey Corporation. Howard & Howard Attorneys PLLC served as legal counsel to First Community Financial Partners, Inc. and FIG Partners served as financial advisor and provided a fairness opinion to First Community Financial Partners, Inc.

Busey Corporate Profile

As of December 31, 2016, First Busey Corporation (Nasdaq: BUSE) was a $5.4 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, a wholly-owned bank subsidiary, is headquartered in Champaign, Illinois and has twenty-seven banking centers serving Illinois, thirteen banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Busey Bank also offers mortgage loan products through seventeen loan production offices in the St. Louis, Kansas City, Chicago, Omaha-Council Bluffs metropolitan areas and across the Midwest. Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida. The wealth management professionals of Trevett Capital Partners can be reached through trevettcapitalpartners.com.  Busey Bank had total assets of $5.4 billion as of December 31, 2016.

In addition, Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes over 27 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states.  More information about FirsTech, Inc. can be found at firstechpayments.com.

Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation.  Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations.  As of December 31, 2016, Busey Wealth Management’s assets under care were approximately $5.4 billion.

For more information about us, visit http://www.busey.com.

About First Community Financial Partners, Inc.: First Community Financial Partners, Inc., headquartered in Joliet, Illinois, is a bank holding company whose common stock trades on the NASDAQ Capital Market (NASDAQ:FCFP). First Community Financial Partners has one bank subsidiary, First Community Financial Bank. First Community Financial Bank, based in Joliet, Illinois, has locations in Joliet, Plainfield, Homer Glen, Channahon, Naperville, Burr Ridge, Mazon, Braidwood, and Diamond, Illinois. The company is dedicated to its founding principles by being actively involved in the communities it serves and providing exceptional personal service delivered by experienced local professionals.

CONTACTS:
Robin Elliott, CFO	Glen Stiteley, CFO
First Busey Corporation	First Community Financial Partners
(217) 365-4500	(815) 725-1885
robin.elliott@busey.com	gstiteley@fcbankgroup.com

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and First Community.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and First Community’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor First Community undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and First Community to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and First Community will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of First Community with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning Busey’s and First Community’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of Busey’s and First Community’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of First Community; (xvi) unexpected outcomes of existing or new litigation involving Busey or First Community; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and First Community and their respective business, including additional factors that could materially affect Busey’s and First Community’s financial results, are included in Busey’s and First Community’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Community that also constitutes a prospectus of Busey, which will be sent to the shareholders of First Community. First Community’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, First Community and the proposed transaction. When filed, this document and other documents relating to the merger filed by Busey and First Community can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings” or by accessing First Community’s website at www.fcbankgroup.com under “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from First Community, upon written request to First Community Financial Partners, Inc., Corporate Secretary, 2801 Black Road, Joliet, Illinois 60435 or by calling (815) 725-1885.

Participations in the Solicitation

Busey, First Community and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and the definitive proxy statement of First Community relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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